PEARLMAN SCHNEIDER LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone

James M. Schneider, Esq.

(561) 362-9595

Charles B. Pearlman, Esq.

Facsimile

Brian A. Pearlman, Esq.

(561) 362-9612

July 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4631

Attn: Pamela Long

Re:

DS Healthcare Group, Inc.

Registration Statement on Form S-3

Filed April 17, 2014

File No. 333-195344

Registration Statement on Form S-3

Filed April 17, 2014

File No. 333-195345

Dear Sirs:

On behalf of DS Healthcare Group, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated May 2, 2014. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter

General

Comment 1.

Please advise us as to the basis upon which you are eligible to register securities on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3. In this regard, we note that with respect to Mr. Strong’s resignation as a vice president of the company effective September 13, 2013, the Form 8-K providing Item 5.02 disclosure was not filed until September 20, 2013. As such, it appears this Form 8-K was not filed timely. For guidance, please refer to Item 5.02(b) of Form 8-K and Question 117.01 of the Exchange Act Form 8-K Compliance and Disclosure Interpretations. Similarly, with respect to the Form 8-K filed on January 6, 2014 relating to disclosure of unregistered sale of equity securities, the EDGAR system notes a report period of December 24, 2013, thus indicating a late filing of this Form 8-K.

United States Securities and Exchange Commission

July 3, 2014

Response:

The staff has referenced two Form 8-K Current Reports and the timeliness thereof, such reports filed on September 20, 2013, and January 6, 2014. The January 6, 2014 Current Report discloses the amendment to a securities purchase agreement dated December 24, 2013, and final closing of a private placement which was initially disclosed under Form 8-K filed on December 26, 2013. The Form 8-K filed on December 26, 2013, timely discloses the matters set forth therein. The Company recognizes the January 6, 2014 filing should be viewed as either (1) an “amendment” to the filing made on December 26, 2013 or (2) the cover page dated January 2, 2014 to reflect the January 2, 2014 transactions. In either event, the filing would be within the time period allotted under Form 8-K.

In respect to the Form 8-K filed on September 20, 2013, disclosing the resignation of Michael Strong as vice president of the Company effective September 13, 2013, the Company acknowledges that such filing was technically late. On June 23, 2014 the Company submitted to the Office of Chief Counsel, Division of Corporate Finance a request for non-objection for use of Form S-3, despite of the late filing. The Office of Chief Counsel, without requiring the Company to withdraw the pending registration statements, accepted the request on or about June 24, 2014.

Registration Statement on Form S-3, File No. 333-195344

General

Comment 2.

Please revise your registration statement to include a description of the units being registered. Refer to Item 9 of Form S-3 and Item 202 of Regulation S-K.

Response:

The registration statement has been revised to eliminate the reference to units.

Description of Warrants, page 11

Comment 3.

We note your disclosure on page 11 that you may issue warrants “independently or together with other securities and may be attached to or separate from any offered securities” [emphasis added]. Please clarify your reference to “other securities” and tell us whether the offer of such securities is being registered as part of this registration statement.

Response:

The description of warrants on page 11 has been revised to clarify their reference to “other securities”.

United States Securities and Exchange Commission

July 3, 2014

Incorporation of Certain Information by References, page 13

Comment 4.

We note your incorporation by reference of “any future filings with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) . . .” and “[e]ach document or report subsequently filed . . . after the date hereof and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this prospectus . . . .” Please revise your incorporation by reference section to also include filings filed after the date of the initial registration statement and prior to the effectiveness of your registration statement. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

The incorporation by reference section has been revised to include the Company’s most recently filed quarterly report, which has been filed after the date of the initial registration statement and prior to effectiveness of the registration statement.

Exhibit 5.1 Opinion of Pearlman Schneider LLP

Comment 5.

Please have counsel file a revised legal opinion opining that the “units” being registered will be, when issued, binding obligations of the registrant under the law of the jurisdiction governing such security. Refer to Section II.B.1(h) of Staff Legal Bulletin No. 19 for guidance.

Response:

The registration statement has been revised to eliminate the “units”. Therefore, no revision to the opinion letter is required.

Sincerely,

Brian A. Pearlman

BAP/sm

DS Healthcare Group, Inc.

1601 Green Road

Pompano Beach, Florida 33064

July 3, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4631

Re:

DS Healthcare Group, Inc.

Registration Statement on Form S-3

Filed April 17, 2014

File No. 333-195344

Registration Statement on Form S-3

Filed April 17, 2014

File No. 333-195345

Dear Sirs:

In connection with the Registration Statement on Form S-3 (File No. 333-195344) and the Registration Statement on Form S-3 (File No. 333-195345) filed by DS Healthcare Group, Inc. (the “Company”), the Company acknowledges that:

•

The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel Khesin
President